SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       MANAGEMENT DISCUSSION & ANALYSIS

                              Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Eiger Technology, Inc.

                                    /s/ Gerry A. Racicot
                                    ---------------------
Date:  February 13, 2003            Mr. Gerry A. Racicot
                                    President

                       MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis may contain certain statements that include words such as "believes", "expects", "anticipates" and words of similar connotation, which would constitute forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause actual performance to be materially different; therefore, these statements should not, in any way, be taken as guarantees of future results. All forward looking statements included in this Management Discussion and Analysis are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statements.

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this annual report.

The Company

Eiger Technology, Inc. is a technology company with four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and Newlook Industries Corp. Eiger's head office is located in Toronto, Ontario and has seven employees.

Onlinetel is Canada's leading provider of Voice over Internet Protocol, or VoIP, telephony services. Using its proprietary national VoIP network, Onlinetel can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over data networks such as the Internet. Onlinetel currently derives its revenue from flat rate long distance calling plans, 10-10 casual calling long distance services, carrier origination and termination services, and from advertisers on its free calling network. Onlinetel is based in Kitchener, Ontario and has 12 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of CDMA and GSM wireless phones, and multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. K-Tronik is based in New Jersey and has 18 employees.

Newlook through its wholly owned subsidiary ADH Custom Metal Fabricators Inc. is a fully integrated custom sheet metal manufacturer that specializes in custom enclosures and cabinets. In addition to its focus on enclosures and cabinetry, ADH contract manufactures for nationwide distribution of data and relay racks, custom control enclosures, fluorescent light fixtures and store display fixtures. ADH is located in Stratford, Ontario and has 15 employees.

Results of Operations

In building long-term shareholder value, our operating companies must operate in both buoyant and challenging stages of the economic cycle. Despite continued weakness in the global economy in 2002, Eiger was successful in reducing losses overall while at the same time positioning its Onlinetel VoIP subsidiary for strong earnings growth in fiscal 2003. This success is evidenced by the revenue growth rate of over 5% per week in the last half of calendar 2002 at Onlinetel resulting in its first cash flow positive month in December 2002, and in the improvement in overall net income and operating cash flow at Eiger. In fiscal 2002, earnings per share improved to ($0.15) from ($0.23) in fiscal 2001 and cash flow from operations improved dramatically to ($0.7 million) from ($4.7 million) during the same period. Despite strong revenue growth at Onlinetel, overall revenue decreased to $19.3 million in fiscal 2002 compared to $30.1 million in fiscal 2001, mainly due to a reduction in Eiger Net Inc.'s sales of $11.5 million reflecting continued weakness in the global economy. Revenue from ongoing operations were as follows:

            ($'000's)        2002           2001        Increase
                                                       (Decrease)

            Onlinetel       1,917            234           1,683
            Eiger           5,882         17,428         (11,546)
            K-Tronik       10,107         10,107            -
            ADH             1,418          2,301            (883)
                           19,324         30,070         <10,746>
                           _______        _______          _______
                           _______        _______          _______

Management is of the opinion that the economic recession will continue for the remainder of 2003. Management also believes that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost conscious marketplace.

Onlintel revenue increased due to the launch of Voice over IP telephony services, including flat rate long distance subscription plans, 10-10 casual calling long distance services, and carrier termination and origination services. K-Tronik sales were maintained through a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in Southwestern Ontario. And sales at Eiger Labs and Eiger Net decreased as a result of reduced consumer demand due to a weak global economy.

Expenses decreased approximately 2% during the year ended September 30, 2002 to $9,809,000 from $9,947,000 for the year ended September 30, 2001. Selling, General and Administrative Expenses ("SG&A") increased by approximately 8.7% (2002: $ 8,451,000; 2001: $ 7,769,000), primarily due to recording a full year of SG&A from Onlinetel in 2002 vis-...-vis 2 months of operations in the previous year. SG&A consisted principally of salaries and benefits, and the operating costs associated with sales at Eiger Labs, Eiger Net and K-Tronik.

While interest on long-term debt also decreased (September 30, 2002: $60,000; September 30, 2001: $98,000), other interest and bank charges increased (September 30, 2002: $501,000; September 30, 2001: $480,000). This was due to
a reduction in long-term debt at Eiger Group of Companies

Amortization of goodwill and other assets decreased from $1,032,000 in fiscal 2001 to $235,000 in fiscal 2002.

Liquidity and Capital Reserves

At September 30, 2002, the Company's cash position has decreased to $3,635,000 from $5,993,000 at the end of September 30, 2001 and its working capital decreased by $7,873,000 to $4,942,000 at September 30, 2002, $ 2,390,000
principally as a result of investment commitments funded during the year at Onlinetel. The Company increased its share capital from $42,001,000 at September 30, 2001 to $42,235,000 at September 30, 2002, through the issuance of 400,000 shares at an average price of $ .64.

The decrease in the Company's accounts receivable to $5,004,000 at September 30, 2002 from $8,759,000 at September 30, 2001 is due to the decrease in the volume of business at Eiger Net.

Inventory decreased to $4,493,000 September 30, 2002 from $6,545,000 as a result in the decrease in the volume of business at Eiger Net. Accounts payable decreased from $5,616,000 to $4,395,000.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and the labour being a large component of K-Tronik Asia's South Korean Won exposure offset by Korean Won based revenue.